UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             THE RAYMOND CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $1.50
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   754688-10-9
                  ---------------------------------------------
                                 (CUSIP Number)

                               Jeffrey E. Schwarz
                       Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                               New York, NY 10021
                                 (212) 486-8100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 7, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                  SCHEDULE 13D

CUSIP NO.        754688-10-9                       PAGE    2    OF  20 PAGES
                 -----------                            --------   ----
--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No.
    of Above Person                      Metropolitan Capital Advisors, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                 (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    New York
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power       2,572,684
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power    0
  Reporting          -----------------------------------------------------------
  Person With        10    Shared Dispositive Power  488,800
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person  2,572,684
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares*                                              [X]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)            24.27%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

CUSIP NO.        754688-10-9                       PAGE    3    OF 20 PAGES
                 -----------                            -------   ----
--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No.
    of Above Person                        KJ Advisors, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)                              [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    New York
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power       155,400
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power    0
  Reporting          -----------------------------------------------------------
  Person With        10    Shared Dispositive Power  155,400
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       155,400
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares*                                             [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        1.47%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                  SCHEDULE 13D

CUSIP NO.        754688-10-9                       PAGE    4    OF 20 PAGES
                 -----------                            -------   ----
--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No.
    of Above Person                         Metropolitan Capital III, Inc..
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                 (a) [X]
                                                                          [ ]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    New York
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power       139,000
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power    0
  Reporting          -----------------------------------------------------------
  Person With        10    Shared Dispositive Power  139,000
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       139,000
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares*                                              [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        1.31%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                  SCHEDULE 13D

CUSIP NO.        754688-10-9                       PAGE    5    OF 20 PAGES
                 -----------                            -------   ----
--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No.
    of Above Person                        Jeffrey E. Schwarz
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                 (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    U.S.A.
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power       2,572,684
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power    0
  Reporting          -----------------------------------------------------------
  Person With        10    Shared Dispositive Power  783,200
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person    2,572,684
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares*                                              [X]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)     24.27%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                  SCHEDULE 13D

CUSIP NO.     754688-10-9                          PAGE    6    OF  20 PAGES
              -----------                               -------    ----
--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No.
    of Above Person                      Karen Finerman
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                 (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    U.S.A.
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power    0
  Reporting          -----------------------------------------------------------
  Person With        10    Shared Dispositive Power
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person    2,572,684
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares*                                              [X]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        24.27%
--------------------------------------------------------------------------------
14  Type of Reporting Person*           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                  SCHEDULE 13D

CUSIP NO.        754688-10-9                       PAGE    7    OF  20  PAGES
                 -----------                            -------    -----
--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No.
    of Above Person                      Robert F. Lietzow, Jr.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       PF
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    U.S.A.
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         13,000
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power       0
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power    13,000
  Reporting          -----------------------------------------------------------
  Person With        10    Shared Dispositive Power  0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       8,000
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares*                                              [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        .12%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




 CUSIP NO.      754688-10-9                        PAGE    8    OF    20
                -----------                              ------     ------

ITEM 1.  SECURITY AND ISSUER
         -------------------

         Securities acquired:  Common Stock, par value $1.50 ("Common Stock")

         Issuer:  The Raymond Corporation

         Principal Executive Offices:       South Canal Street
                                            Greene, New York 13778

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         (a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

         (i) Metropolitan Capital Advisors, Inc., a New York corporation ("Metropolitan Capital"), which is the sole General Partner of Metropolitan Capital Advisors, L.P., a Delaware limited partnership. Metropolitan Capital Advisors, L.P. is the sole General Partner of Bedford Falls Investors, L.P., a Delaware limited partnership.

         (ii) KJ Advisors, Inc., a New York corporation, which is the sole General Partner of Metropolitan Capital Partners II, L.P., a New York limited partnership.

         (iii) Metropolitan Capital III, Inc., a Delaware corporation, which is the sole General Partner of Metropolitan Capital Partners III, L.P., a Delaware limited partnership.

         (iv) Jeffrey E. Schwarz, an individual who is a Director and the Chief Executive Officer, Treasurer and Secretary of Metropolitan Capital, KJ Advisors, Inc., and Metropolitan Capital III, Inc.

         (v) Karen Finerman, an individual who is a Director and the President of Metropolitan Capital, KJ Advisors, Inc., and Metropolitan Capital III, Inc.

         (vi) Robert F. Lietzow, Jr., an individual who is a Vice President of Metropolitan Capital, KJ Advisors, Inc., and Metropolitan Capital III, Inc.

         (b), (c) and (f) Each of the Reporting Persons has a business address of 660 Madison Avenue, 20th Floor, New York, New York 10021.

         Metropolitan Capital is a privately owned New York corporation, the principal business of which is to act as General Partner of Metropolitan Capital Advisors, L.P. Metropolitan Capital Advisors, L.P. is the sole General Partner of Bedford Falls Investors, L.P., which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         KJ Advisors, Inc. is a privately owned New York corporation, the principal business of which is to act as General Partner of Metropolitan Capital Partners II, L.P. Metropolitan Capital Partners II, L.P. is a privately owned partnership which provides administrative services to Bedford Falls Investors, L.P., and which also renders investment management and advisory services to institutional and other private investors regarding investment and trading in securities and other financial instruments. All of the securities of the Issuer reported herein as





 CUSIP NO.      754688-10-9                        PAGE    9    OF    20
                -----------                             ------      ------

beneficially owned by KJ Advisors, Inc. are held in a managed brokerage account over which KJ Advisors, Inc., as General Partner of Metropolitan Capital Partners II, L.P. has discretionary trading authority (the "Managed Account").

          Metropolitan Capital III, Inc. is a privately owned Delaware corporation, the principal business of which is to act as General Partner of Metropolitan Capital Partners III, L.P. Metropolitan Capital Partners III, L.P. is a privately owned partnership which renders investment management and advisory services to Metropolitan Capital Advisors International Limited, which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

        Jeffrey E. Schwarz, Karen Finerman and Robert F. Lietzow, Jr. are each United States citizens residing in the State of New York whose principal occupations are as executive officers, and with respect to Jeffrey Schwarz and Karen Finerman, Directors of Metropolitan Capital, KJ Advisors, Inc., and Metropolitan Capital III, Inc.

         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS
         --------------------------

         The sources of the funds used by Metropolitan Capital to purchase Common Stock on behalf of Bedford Falls Investors, L.P., were working capital and margin borrowing through brokerage accounts maintained at Bear, Stearns & Company. The approximate aggregate amount of funds used to purchase such securities for Bedford Falls Investors, L.P. was $9,080,220. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in such accounts. All such securities were acquired by open market purchases.

         The sources of funds used to purchase Common Stock on behalf of the Managed Account was equity capital in the Managed Account and margin borrowing through a brokerage account maintained at Bear, Stearns & Company. The approximate aggregate amount of funds used to purchase such securities for the Managed Account was $2,991,774. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in the Managed Account. All such securities were acquired by open market purchases.

         The sources of funds used to purchase Common Stock on behalf of Metropolitan Capital Advisors International Limited were working capital and margin borrowing through brokerage accounts maintained at Bear Stearns &
Company. The approximate aggregate amount of funds used to purchase such securities was $2,591,328. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated ongoing transactions in such accounts. All such securities were acquired by open market purchases.

        The source of funds used by Robert F. Lietzow, Jr. to purchase Common Stock was personal funds, which funds were in the approximate amount of $243,322.

ITEM 4.  PURPOSE OF THE TRANSACTION
         --------------------------

         Each of the Reporting Persons has acquired the securities to obtain a substantial equity position in the Issuer for investment, but also seeks representation on the Issuer's Board of Directors. On behalf of itself and the







 CUSIP NO.      754688-10-9                        PAGE    10   OF    20
                -----------                              -------   --------

Reporting Persons, Metropolitan Capital has (by letter dated February 18, 1997, attached hereto as Exhibit B) requested a meeting with management to discuss substantial changes in the make-up of the Board, as well as the Issuer's business prospects and strategic alternatives.

         Based upon discussions with investment bankers in contact with potential acquirors, Metropolitan Capital believes that a sale or merger of the Issuer will attain the highest values available for shareholders. Accordingly, the Reporting Persons' have proposed that a sale or merger of the Company be aggressively pursued by management, and that representatives of the Reporting Persons be added to the Board to assist in evaluating such alternatives.

         Metropolitan Capital has notified the Issuer that, pending the results of a meeting with management, its current intention is to propose stockholder action necessary to increase the size of the Issuer's Board of Directors from 10 to 13, and to elect its nominees to fill six vacancies at the Issuer's Annual Meeting to be held on May 3, 1997. In furtherance of this proposal, Metropolitan Capital has entered into voting arrangements with certain other stockholders, including Mr. George Raymond, a current director of the Issuer, pursuant to which an aggregate of at least 16.8% of the Issuer's outstanding common stock will be voted in favor of such actions and the nominees to be proposed by Metropolitan Capital (see Item 6).

         If elected, Metropolitan Capital's nominees, and Mr. George Raymond, will comprise a majority of the Board of Directors. Based upon the information currently available to it, and Mr. Raymond's statements in public filings, Metropolitan Capital expects that such Board majority would approve the active exploration of the sale or merger of the Issuer. If such alternatives were pursued and consummated, such a transaction may result in a substantial change in the Issuer's corporate organization and operations, including causing the Issuer to cease to be a publicly traded company.

         The Reporting Persons may modify their proposals and intentions based upon developments in the Issuer's business, discussions with the Issuer, actions of management or a change in market or other conditions. The Reporting Persons will continually consider modifications of their investment and position, or may take other steps, change their intentions, or trade in the Issuer's securities at any time, or from time to time.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         (a) (b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons over Common Stock of the Issuer as of the date hereof is as follows:

         (i) Metropolitan Capital has purchased no shares of Common Stock of the Issuer solely for its own account. However, Metropolitan Capital may be deemed to have shared voting and dispositive power over the 488,800 shares representing 4.61% of Common Stock of the Issuer beneficially owned by Bedford Falls Investors, L.P.

                  In addition to the above, Metropolitan Capital may be deemed to have shared voting power over 1,776,484 shares of Common Stock of the Issuer representing 16.76% by virtue of being a party to certain voting arrangements with certain stockholders of the Issuer (see Item 6 hereto).

         (ii) KJ Advisors, Inc. is the owner of shares of Common Stock of the Issuer solely by reason of its position as General Partner of Metropolitan Capital Partners II, L.P. which has discretionary voting and dispositive power over assets held in the Managed Account. Thus, by virtue of being the General Partner of Metropolitan Capital Partners II, L.P., KJ Advisors, Inc. may be deemed to





 CUSIP NO.      754688-10-9                        PAGE    11   OF    20
                -----------                              -------   --------


                  have shared voting and dispositive power over the 155,400 shares representing 1.47% of Common Stock of the Issuer held in the Managed Account.

         (iii) Metropolitan Capital III, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account. However, by reason of its position as General Partner of Metropolitan Capital Partners III, L.P. which has discretionary voting and dispositive power over the assets of Metropolitan Capital Advisors International Limited, Metropolitan Capital III, Inc. may be deemed to have shared voting and dispositive power over the 139,000 shares representing 1.31% of the Common Stock of the Issuer owned by Metropolitan Capital Advisors International Limited.

         (iv) Jeffrey Schwarz may be deemed the beneficial owner of 2,572,684 shares representing 24.27% of the Common Stock of the Issuer as a result of his being a director, executive officer and controlling stockholder of Metropolitan Capital, KJ Advisors, Inc. and Metropolitan Capital III, Inc. Jeffrey Schwarz does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

         (v) Karen Finerman may be deemed the beneficial owner of 2,572,684 shares representing 24.27% of the Common Stock of the Issuer as a result of her being a director and executive officer of Metropolitan Capital, and a director, executive officer and stockholder of KJ Advisors, Inc. and Metropolitan Capital III, Inc. Karen Finerman does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

         (vi) Robert F. Lietzow, Jr. is the beneficial owner of 13,000 shares of Common Stock of the Issuer. The total number of shares of Common Stock beneficially owned by Robert F. Lietzow, Jr. represents .12% of the shares of Common Stock outstanding.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 10,600,000 shares of Common Stock reported outstanding by the Issuer in a January 24, 1997 press release.

         (c) Transactions in the class of securities reported on herein effected within the last 60 days by Metropolitan Capital for and on behalf of Bedford Falls Investors, L.P. are as follows. All such transactions comprise open market purchases of Common Stock unless otherwise indicated.

           DATE    NO. OF SHARES    PRICE PER SHARE         TOTAL
           ----    -------------    ---------------         -----

         01/06/97     267,000        $  17.125         $4,572,390.00
         01/28/97      48,500           18.875            915,452.50
         02/05/97       4,500           19.550             87,990.00
         02/07/97      43,200           20.063            866,715.00
         02/11/97      39,900           20.549            819,920.10
         02/12/97      62,400           21.100          1,316,402.88
         02/14/97      20,100           21.500            432,150.00
         02/14/97       3,200           21.625             69,200.00

         Transactions in the class of securities reported on herein effected within the last 60 days by KJ Advisors, Inc., for and on behalf of the Managed Account are as follows. All such transactions comprise open market purchases of Common Stock unless otherwise indicated.





CUSIP NO.      754688-10-9                        PAGE    12   OF    20
               -----------                             -------   --------

           DATE       NO. OF SHARES    PRICE PER SHARE         TOTAL
           ----       -------------    ---------------         -----

         01/06/97        25,000          $  17.125         $  428,140.00
         01/15/97        43,500             18.875            821,077.50
         01/28/97        32,000             18.875            604,015.00
         02/07/97        15,200             20.063            304,965.00
         02/11/97        12,700             20.549            260,987.30
         02/12/97        19,900             21.100            419,814.38
         02/14/97         6,100             21.500            131,150.00
         02/14/97         1,000             21.625             21,625.00

         Transactions in the class of securities reported on herein effected within the last 60 days by Metropolitan Capital III, Inc., for and on behalf of Metropolitan Capital Advisors International Limited are as follows. All such transactions comprise open market purchases of Common Stock unless otherwise indicated.

           DATE       NO. OF SHARES     PRICE PER SHARE            TOTAL
           ----       -------------     ---------------            -----

         01/06/97       70,000           $  17.125            $1,198,765.00
         01/28/97       19,500              18.875               368,077.50
         02/06/97        1,200              19.552                 3,475.00
         02/07/97       13,600              20.063               272,865.00
         02/11/97       11,400              20.549               234,273.60
         02/12/97       17,700              21.103                73,402.74
         02/14/97        4,800              21.500               103,200.00
         02/14/97          800              21.625                17,300.00

         Transactions in the class of securities reported on herein effected since January 6, 1997 by Robert F. Lietzow, Jr. are as follows. All such transactions comprise open market purchases of Common Stock unless otherwise indicated.

           DATE     NO. OF SHARES       PRICE PER SHARE            TOTAL
           ----     -------------       ---------------            -----

         01/06/97       8,000             $  17.125             $137,072.00
         02/14/97       5,000                21.250              106,250.00

         (d) Not Applicable

         (e) Not Applicable.




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
         -----------------------------------------------------------------------

         Metropolitan Capital has reached voting agreements and understandings with unaffiliated stockholders who, in the aggregate, hold voting power over 1,776,484 shares (16.76%) of the Issuer's Common Stock. Accordingly, Metropolitan Capital may be deemed to have voting power over an aggregate of 2,572,684 shares, (24.27%) of Common Stock of the Issuer. Such amount includes 488,800 shares (4.61%) of Common Stock beneficially owned by Bedford Falls Investors, L.P., over which Metropolitan Capital has indirect voting control, an aggregate of 294,400 shares (2.78%) beneficially owned by the Managed Account and Metropolitan Capital Advisors International Limited, the voting of which shares are controlled by affiliates of Metropolitan Capital and




CUSIP NO.      754688-10-9                             Page    13   of  20
          ---------------------                               -----    -----

13,000 (.12%) beneficially owned by Robert F. Lietzow, Jr. Further information regarding the voting arrangements is set forth immediately below, and in Exhibits to this Schedule 13D. All information set forth herein regarding written voting agreements is qualified by reference to the more complete terms set forth in the forms of agreements included as Exhibits hereto.

         On February 15, 1997, George Raymond, Jr. and his spouse, Ellen Robinson Raymond, (as holders of an aggregate of 664,806 shares, 6.27%) agreed with Metropolitan Capital to enter into a voting agreement pursuant to which they agreed to vote all shares held by them in favor of Metropolitan Capital's nominees for election to the Company's Board of Directors, and in favor of other actions (including by-law amendments to expand the size of the Board) which may be necessary to elect such nominees. A written agreement to such effect (in the form attached hereto as Exhibit C) was executed on February 17, 1997 (the
"Agreement"). The Agreement generally has a term expiring following the conclusion of the second Annual Meeting of Shareholders after execution, or September 30, 1997, if Metropolitan Capital has not earlier nominated candidates for election to the Issuer's Board of Directors. The Agreement does not restrict the parties in any way as to voting on any other matter, including any sale, merger or other significant transaction. The Agreement has no effect on Mr. Raymond's or any other party's responsibilities or actions as a director of the Issuer.

         Following the execution of the Agreement by Mr. Raymond, on February 17, 1997, Scoggin, Inc., a Delaware corporation ("Scoggin") entered into a voting agreement with Metropolitan Capital respecting 549,101 shares (5.18%) held by it (attached hereto as Exhibit D). Such voting agreement provides that Scoggin will vote such shares in support of the Metropolitan Capital nominees for election to the Company's Board of Directors, and otherwise in a manner similar to the Agreement entered into between Metropolitan Capital and George Raymond. The voting agreement with Scoggin provides for the sharing of certain expenses between Metropolitan Capital and Scoggin.

         On February 18, 1997, Metropolitan Capital entered into voting agreements (substantially in the form attached hereto as Exhibit C) with the following beneficial holders of the Issuer's Common Stock, all of whom are related to Mr. George Raymond: Jean C. Raymond, holder of 114,229 (1.08%); and Madeleine Raymond Young, holder of 95,774 shares (.90%). Also on such date, Metropolitan Capital was advised that Mr. George Raymond III, the son of George Raymond, Jr., and the holder of 99,723 shares (.94%), had agreed to enter into voting arrangements comparable to the Agreement executed with Mr. George Raymond, Jr.

         On February 18, 1997, Huntington Trust Co., trustee of certain trusts for the benefit of George Raymond, Jr. and Madeleine Raymond Young, notified Metropolitan Capital of its intention to vote, as trustee, an aggregate of 252,851 shares (2.38%) in favor of the Metropolitan Capital nominees and in favor of by-law amendments related to such election.

         Two individuals holding an aggregate of 9,500 shares of Common Stock have preliminarily agreed with Metropolitan Capital to serve as nominees for elections as directors of the Issuer. The Reporting Persons disclaim beneficial ownership of such shares, other than as described above, the Reporting Persons disclaim beneficial ownership of all shares of Common Stock held by the individuals and entities with which voting arangements have been agreed to.



CUSIP NO.      754688-10-9                        PAGE    14   OF    20
               -----------                             -------   --------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         Exhibit A.        Agreement of Joint Filing

         Exhibit B.        Letter to Issuer from  Metropolitan  Capital dated
                           February 18, 1997.

         Exhibit C.        Form of Voting Agreement with George Raymond.

         Exhibit D.        Form of Voting Agreement with Scoggin, Inc.




CUSIP NO.      754688-10-9                        PAGE    15   OF    20
               -----------                             -------   --------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                  Metropolitan Capital Advisors, Inc.



                                  By:  /s/ Jeffrey Schwarz
                                      -----------------------------------------
                                       Jeffrey Schwarz, Chief Executive Officer

Dated as of:  February 18, 1997




CUSIP NO.      754688-10-9                        PAGE    16   OF    20
               -----------                             -------   --------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                  KJ Advisors, Inc.


                                  By:   /s/ Jeffrey Schwarz
                                       -----------------------------------------
                                        Jeffrey Schwarz, Chief Executive Officer
Dated as of: February 18, 1997





CUSIP NO.      754688-10-9                        PAGE    17   OF    20
               -----------                             -------   --------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                  Metropolitan Capital III, Inc.



                                  By:  /s/ Jeffrey Schwarz
                                       -----------------------------------------
                                        Jeffrey Schwarz, Chief Executive Officer
Dated as of: February 18, 1997





CUSIP NO.      754688-10-9                        PAGE    18   OF    20
               -----------                             -------   --------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.




                                  By:  /s/ Jeffrey Schwarz
                                      -----------------------------------------
                                           Jeffrey Schwarz
Dated as of: February 18, 1997





CUSIP NO.      754688-10-9                        PAGE    19   OF    20
               -----------                             -------   --------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.




                                  By:   /s/ Karen Finerman
                                     -------------------------------------
                                            Karen Finerman

Dated as of: February 18, 1997




CUSIP NO.      754688-10-9                        PAGE    20   OF    20
               -----------                             -------   --------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.




                                  By:  /s/ Robert F. Lietzow, Jr.
                                     --------------------------------------
                                       Robert F. Lietzow, Jr.

Dated as of: February 18, 1997







                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING
                             THE RAYMOND CORPORATION
                          COMMON STOCK PAR VALUE $1.50



         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the join filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 18th day of February, 1997.


METROPOLITAN CAPITAL ADVISORS, INC.     METROPOLITAN CAPITAL III, INC


By:  /s/ Karen Finerman                      By:  /s/ Karen Finerman
    ------------------------------              ------------------------------
     Karen Finerman, President                    Karen Finerman, President


KJ ADVISORS, INC.


By: /s/ Karen Finerman
   ------------------------------
     Karen Finerman, President



/s/ Jeffrey Schwarz                          /s/ Karen Finerman
---------------------------------            --------------------------------
Jeffrey Schwarz, Individually                Karen Finerman, Individually



/s/ Robert F. Lietzow, Jr.
---------------------------------
Robert F. Lietzow, Jr., President








                                    EXHIBIT B


                       METROPOLITAN CAPITAL ADVISORS, INC.
                               660 MADISON AVENUE
                               NEW YORK, NY 10021



                                February 18, 1997


By Fax
-------
Mr. Ross K. Colquhoun
Chairman of the Board
Raymond Corp. (the "Company")
South Canal Street
Greene, New York 13778

Dear Mr. Colquhoun:

         For your information,  we are enclosing, by fax, a courtesy copy of SEC
Schedule 13D being filed today by Metropolitan Capital Advisors, Inc. ("Metropolitan Capital") and certain affiliated entities. Metropolitan Capital and affiliates are reporting the acquisition of 796,200 shares (7.5%) of the Company's Common Stock, as well as entering into voting arrangements with other stockholders pursuant to which holders of an aggregate of an additional 1,776,484 shares (16.76%) of the Company's Common Stock have agreed to vote in favor of the Metropolitan Capital nominees to the Board of Directors. I am writing to both advise you of our position, and to commence a dialogue which I hope will be to the benefit of all shareholders.

         As described in the Schedule 13D, Metropolitan Capital and affiliates have acquired the Common Stock for investment, believing that the Company's Common Stock has substantially greater value than is reflected in its current market price. As you know, for the year ended January 5, 1997, (the day before Metropolitan Capital and affiliates began their purchase of the Company's Common Stock), the Company's share price experienced a significant decline in value, as compared to a significant increase in the S&P 500 Index. Based upon discussions with investment bankers who have contacted potential acquirors, we believe that shareholders can attain the highest value through a strategic transaction such as the sale or merger of the Company. To date, management has not aggressively pursued such a strategy. We believe that a Board of Directors more representative of the Company's shareholders may be necessary to do so.





                                                               Raymond Corp.
                                                               February 18, 1997
                                                               Page 2

         We are writing to request a meeting with management, on or before March 4, 1997, at which we can discuss the Company's strategic alternatives and the addition of shareholder representatives to the Company's Board of Directors. Pending the results of those conversations, it is our current intention to propose for shareholder approval at the Company's Annual Meeting on May 3, 1997, amendments to the By-laws by which shareholders will be authorized to increase the size of the Board to thirteen members (the maximum provided by the Company's Certificate of Incorporation), fill the newly created vacancies by shareholder vote at such Annual Meeting, and take such other action as may be necessary to accomplish such expansion and election as soon as possible.

         It is also our current intention to nominate three persons for election to the three vacancies which are scheduled to occur at the next Annual Meeting, as well as to nominate persons for the three vacancies which would be created by the expansion of the Board. In this regard, we would appreciate your contacting our counsel, Joseph F. Mazzella, at Lane Altman & Owens LLP, Boston, Massachusetts (617) 345-9800, to provide us with information regarding the record date established, or to be established, for such Annual Meeting, the expected location of the meeting, and any other information relevant to any shareholder proposals or nominations that we may make.

         If we are unable to agree on the make-up of a Board to set the strategic direction of the Company, then we believe shareholders must have the opportunity to decide on their Board in a timely and orderly way. Accordingly, we fully expect the Company to continue its history of holding the Annual Meeting on the schedule set forth in its By-laws, and to not in any way interfere with the corporate governance process, either through delay or otherwise. We will, of course, take any action necessary to ensure that the election of directors does, in fact, proceed on a fair and timely basis.

         We look forward to hearing from you as early as possible.


                                                       Very truly yours,

                                                       /s/ Jeffrey E. Schwarz
                                                       ------------------------
                                                       Jeffrey E. Schwarz









                                    EXHIBIT C

                             STOCKHOLDER'S AGREEMENT


         STOCKHOLDER'S AGREEMENT, dated February 18, 1997 (the "Agreement"), between Metropolitan Capital Advisors, Inc., a Delaware corporation ("Metropolitan"), and George Raymond, a resident of _________, ___________ (the "Stockholder").

         WHEREAS, Metropolitan and the Stockholder have each independently concluded that their respective interests, and the interests of other shareholders of Raymond Corporation, a New York corporation (the "Company") would be furthered by seeking greater shareholder representation on the Company's Board of Directors; and

         WHEREAS, Metropolitan and the Stockholder each desire to establish in this Agreement certain terms and conditions relating to the parties' voting of the common stock of the Company in regard to election of such directors and matters related thereto; and

         WHEREAS, Metropolitan is the general partner of Bedford Falls Investors, L.P., a Delaware limited partnership ("Bedford"), which is the beneficial owner of shares of common stock of the Company, and as general partner Metropolitan has the power to direct the voting of such shares of common stock;

         NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

         1.     Representations and Warranties.

                (a) Metropolitan represents and warrants to the Stockholder as follows:

                    (i) Metropolitan has full power and authority to execute, deliver and perform this Agreement;

                    (ii) This  Agreement  has been duly and validly  authorized, executed and delivered by Metropolitan and constitutes a valid and binding obligation of Metropolitan, enforceable against Metropolitan in accordance with its terms;

                    (iii) The execution, delivery and performance of this Agreement by Metropolitan do not violate or conflict with or constitute a default under the Metropolitan organizational instruments or any material agreement to which it is a party or by which it or its property is bound.

                (b) The Stockholder represents and warrants to Metropolitan as follows:






                    (i) The Stockholder has full power and authority to execute, deliver and perform this Agreement;

                    (ii) This  Agreement has been duly and validly  executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms; and

                    (iii) The execution, delivery and performance of this Agreement by the Stockholder does not violate or conflict with or constitute a default under any material agreement to which Stockholder is a party, or by which Stockholder is bound.

         2. Term of Agreement. The term (the "Term") of this Agreement shall commence on the date hereof and shall continue until the earlier to occur of (i) the conclusion of the second Annual Meeting of stockholders following the execution hereof, and (ii) the date on which the Voting Power of the Voting Securities beneficially owned by Metropolitan and any affiliates shall represent less than six percent (6%) of the Total Voting Power, as evidenced by Metropolitan's most recently filed Schedule 13D (and excluding the effect of increases in the number of Voting Securities outstanding), and (iii) September 30, 1997, if, but only if, neither Metropolitan nor its affiliates has by such date proposed amendments to the Company's by laws to increase the dated number of Directors by the Company and nominated persons for election to such vacancies on the Company's Board of Directors. For the purposes of this Agreement, (i) the term "Voting Securities" shall mean all securities of the Company entitled to vote generally in the election of directors of the Company, and (ii) the Term "Voting Power" shall mean voting power in the general election of directors of the Company, and (iii) the term "Total Voting Power" shall mean the total combined Voting Power of all the Voting Securities then outstanding.

         3. Voting and Other. (a) Each of the Stockholder and Metropolitan agree that, during the Term (i) it will, and will cause their respective affiliates to, be present, in person or represented by proxy, at all stockholder meetings of the Company for the election of directors, so that all Voting Securities beneficially owned by it and its affiliates shall be counted for the purpose of determining the presence of a quorum for the election of directors at such meetings, and (ii) it will, and will cause its affiliates to, vote, or act by consent with respect to, all Voting Securities beneficially owned by it and its affiliates (x) for the election of the nominees for the Company's Board of Directors nominated by Metropolitan, or its affiliates, or such other nominees otherwise identified in writing by Metropolitan as being nominees for which Metropolitan will cast votes in favor ("Metropolitan Nominees"), (y) amend the by laws of the Company to increase the total number of Directors of the Company to be elected by Shareholders to 13, six (6) of whom will be elected during the course of the next two annual meetings, and (z) for such other actions of stockholders as may be reasonably necessary or helpful to cause the election of the Metropolitan Nominees to the Company's Board of Directors at the earliest possible time, including such amendments to the Company's by-laws or Certificate of Incorporation as may be proposed or supported by Metropolitan. In the event any party hereto is not expected to be present at an Annual Meeting or adjournment thereof at a time when this

Agreement is in effect, then he shall execute in favor of a party attending a revocable proxy to vote his Voting Securities in the manner and for the purposes outlined hereinabove. Other than the foregoing, there shall be no restrictions on any party's ability to vote any Voting Securities for any other purpose, and subject to compliance to Article 6 hereof any party may dispose in whole or in part of his economic interest in his Voting Securities in any manner which complies with applicable law. It is expressly understood and agreed that the provisions of this Agreement are not intended to cover and shall have no force and effect upon any securities of Raymond Corp. with respect to which a party hereto acts as a fiduciary under any trust instrument for the benefit of a third party.

                (b) Each of stockholder and Metropolitan agree that Metropolitan shall be solely responsible for the conduct of any proxy contest soliciting the election of the Metropolitan Nominees, or other matters referred to in 3(a) above, including all decisions and negotiations to be made in connection therewith, and Metropolitan shall be responsible for all expenses incurred by it including all legal, printing, solicitor, litigation and other expenses incurred in connection with this agreement, the nomination or election of the Metropolitan Nominees, the solicitation of proxies or any other matter arising our of the matters referred to herein. Stockholder acknowledges that Metropolitan may seek to share such expenses with other parties, or to obtain reimbursement of such expenses from the Company, and that Stockholder does not intend to seek reimbursement for expenses incurred by Stockholder prior to the date hereof either from Metropolitan or the Company.

         4. Acquisition of Voting Securities. Notwithstanding any other provision of this Agreement, any Voting Securities acquired by the Stockholder or any party hereto subsequent to the date hereof, and within the Term, shall automatically and without any action by any party hereto, be subject to the provisions of this Agreement.

         5. Certain Prohibited Actions. Other than in support of the Metropolitan Nominees, during the Term, without the prior written consent of Metropolitan, the Stockholder and any other parties hereto, with respect to the election of Directors or by law amendments to increase the number of directors as described above, will not, and will cause each of its controlled affiliates not to, singly or as part of a "group", directly or indirectly, through one or more intermediaries: (i) make, support, or vote in favor of, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) with respect to the Voting Securities (including by the execution of actions by written consent), become a "participant" in any "election contest" (as such terms are defined or used in Rule 14A-11 under the Exchange Act) with respect to the Company or seek to advise or influence any person or entity with respect to the voting of any Voting Securities; (ii) initiate, propose, or participate in the solicitation of stockholders for the approval of, one or more stockholder proposals with respect to the Company in Rule 14A-8 under the Exchange Act or induce any other individual or entity to initiate any stockholder proposal relating to the Company; (iii) form, join, influence or participate in a "group", act in concert with any other person or entity or otherwise become a "person", for the purpose of acquiring, holding, voting or disposing of any Voting Securities or taking any other actions prohibited under this Section 5;
(iv) act, alone or in concert with others (including by providing financing for another party), to seek or offer to control the Company (provided that actions of the Metropolitan Nominees on the Board pursuant to Section 3(a) shall not be deemed a violation of the foregoing); (v) deposit any Voting Securities in a voting trust or subject any Voting Securities to any arrangement or agreement with respect to the voting thereof; or (vi) disclose any intention, plan or arrangement inconsistent with the foregoing prohibitions or advise or assist any other person in connection with the foregoing prohibitions; provided, however, that nothing contained herein shall prohibit any person, including the Stockholder from publicly announcing his position as a director with respect to any matter concerning the Company.

         6. Disposition of Voting Securities. During the Term, the Stockholder and Metropolitan shall not transfer any Voting Securities, whether by sale, assignment, pledge, encumbrance, gift or otherwise, unless (x) the transferee of such Voting Securities agrees in writing to be bound by the provisions hereof or
(y) the Transferor executes an irrevocable Proxy in favor of the other parties hereto which incorporates the provisions of this Agreement and which is valid under the laws of the State of New York, accompanied by an opinion of counsel as validity and enforceability, or (z) such transfer takes place after the record date for the second annual Meeting of Shareholders after the date of this Agreement so that the Transferor party hereto continues as a matter of law to be able to vote the Voting Securities at the Annual Meeting and does not execute a proxy in favor of the transferee for such purpose.

         7. Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by i t of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreement and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

         8. Amendment and Modification. This Agreement may be amended, modified and supplemented only by written agreement of Metropolitan and the Stockholder.

         9. Notices. All notices, requests, demands and other communications required or permitted hereunder shall be made in writing by hand delivery, registered first-class mail, telecopier or air courier guaranteeing overnight delivery:

         (a)    If to Metropolitan:

                c/o Joseph F. Mazzella
                Lane Altman & Owens LLP
                101 Federal Street
                Boston, MA 02110

or to such other person or address as Metropolitan shall furnish to the Stockholder in writing;

         (b)    If to the Stockholder:

                c/o Stu Miesenzahl
                Harter, Secrest & Emery
                431 East Fayette Street
                Syracuse, NY 13202


or to such other person or address as the Stockholder shall furnish to Metropolitan in writing.

         All such notices, requests, demands and other communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if sent by registered first-class mail; when receipt acknowledged, if telecopied; and on the next business day, if timely delivered to an air courier guaranteeing overnight delivery.

         10. Required Filings. Each party hereto further agrees that they have made, and shall continue to make, all reasonable efforts, in good faith, to comply with all applicable state or federal securities laws with respect to their ownership of the Company's securities and the transactions and matters contemplated herein.

         11. Severability. In the event that any provision(s) of this Agreement shall be held illegal, invalid or unenforceable under applicable law, then such illegality, invalidity or unenforceability shall not affect any other provision(s) hereof and this Agreement shall remain in force and be effectuated as if such illegal, invalid or unenforceable provision is not part of this Agreement; provided, however, (i) if the deletion of any provision of this Agreement frustrates a material purpose or right of Metropolitan or the Stockholder, then Metropolitan or Stockholder may terminate this Agreement forthwith and without further liability or obligation and (ii) absent such frustration and to the extent legally possible, Metropolitan and the Stockholder shall seek in good faith alternate provisions or arrangements to achieve the same purposes as such provision.

         12. Successors; Assignment. This Agreement and all of the provisions hereof shall be binding and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors (including any successor by merger, reorganization, consolidation or other business combination) and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party.

         13. Governing Law. This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflicts of law doctrine.

         14. Jurisdiction and Venue. The Stockholder and Metropolitan hereby agree that any suit, claim, action or proceeding relating to or arising under this Agreement shall be brought exclusively in a state court of New York (a "New York Court"). Each of the Company, the

Stockholder and Metropolitan hereby consents to personal jurisdiction in any such action brought in any such New York Court, consents to service of process upon it and waives any objection it may have to venue in any such New York Court or to any claim that any such New York Court is an inconvenient forum. The Stockholder and Metropolitan hereby waive trial by jury in any suit, claim, action or proceeding in any court relating to or arising under this Agreement. The Stockholder and Metropolitan confirm that the foregoing waiver is informed and freely made.

         15. Counterparts. This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Any additional parties who execute this Agreement after the date hereof, upon execution by Metropolitan, shall be deemed a stockholder for purposes hereto.

         16. Headings. The headings of the Sections of this Agreement are inserted for convenience only and shall not constitute a part hereof or affect in any way the meaning or interpretation of this Agreement.

         17. Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and supersede all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto.

         18. Third Parties. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or corporation, other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Agreement.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.


METROPOLITAN CAPITAL ADVISORS, INC.


By:
   ------------------------------                        -----------------------
                                                         George Raymond
   ------------------------------
   Name and Title

                                    EXHIBIT D

                             STOCKHOLDERS' AGREEMENT


         STOCKHOLDER'S AGREEMENT, dated February 17, 1997 (the "Agreement"), between Metropolitan Capital Advisors, Inc., a Delaware corporation ("Metropolitan"), and Scoggin, Inc., a Delaware corporation, and Scoggin Capital Co. I, a New York general partnership (each, a "Stockholder" and together, the "Stockholders").

         WHEREAS, Metropolitan and the Stockholders have independently concluded that their respective interests, and the interests of other shareholders of Raymond Corporation, a New York corporation (the "Company") would be furthered by seeking greater shareholder representation on the Company's Board of Directors;

         WHEREAS, Metropolitan has informed the Stockholders that it has reached understandings with other shareholders of the Company owning in excess of 700,000 shares of common stock of the Company; and

         WHEREAS, Metropolitan and the Stockholders desire to establish in this Agreement certain terms and conditions relating to the parties' voting of the common stock of the Company in regard to election of such directors and matters related thereto; and

         WHEREAS, Metropolitan is the general partner of Bedford Falls Investors, L.P., a Delaware limited partnership ("Bedford"), which is the beneficial owner of shares of common stock of the Company, and as general partner Metropolitan has the power to direct the voting of such shares of common stock;

         NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

         1.     Representations and Warranties.

                (a) Metropolitan represents and warrants to the Stockholders as follows:

                    (i) Metropolitan has full power and authority to execute, deliver and perform this Agreement;

                    (ii) This  Agreement  has been duly and validly  authorized, executed and delivered by Metropolitan and constitutes a valid and binding obligation of Metropolitan, enforceable against Metropolitan in accordance with its terms;





                    (iii) The execution, delivery and performance of this Agreement by Metropolitan do not violate or conflict with or constitute a default under the Metropolitan organizational instruments or any material agreement to which it is a party or by which it or its property is bound.


                (b) Each Stockholder represents and warrants to Metropolitan as follows:

                    (i) Such Stockholder has full power and authority to execute, deliver and perform this Agreement;

                    (ii) This  Agreement has been duly and validly  executed and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms; and

                    (iii) The execution, delivery and performance of this Agreement by such Stockholder does not violate or conflict with or constitute a default under any material agreement to which such Stockholder is a party, or by which such Stockholder is bound.

         2. Term of Agreement. The term (the "Term") of this Agreement shall commence on the date hereof and shall continue until the earlier to occur of (i) the conclusion of the second meeting of stockholders of the Company at which directors are elected following the execution hereof, (ii) the date on which the Voting Power of the Voting Securities beneficially owned by Metropolitan and any affiliates shall represent less than five percent (5%) of the Total Voting Power, (iii) the date on which nominees supported by Metropolitan constitute a majority of the Board of Directors of the Company, and (iv) September 30, 1997, if, but only if, neither Metropolitan nor its affiliates has by such date validly nominated persons for election to the Company's Board of Directors. For the purposes of this Agreement, (i) the term "Voting Securities" shall mean all securities of the Company entitled to vote generally in the election of directors of the Company, and (ii) the Term "Voting Power" shall mean voting power of Voting Securities in the general election of directors of the Company, and (iii) the term "Total Voting Power" shall mean the total combined Voting Power of all the Voting Securities then outstanding.

         3. Voting and Other. (a) Each of the Stockholders and Metropolitan agree that, during the Term (i) it will, and will cause their respective controlled affiliates to, be present, in person or represented by proxy, at all stockholder meetings of the Company for the election of directors, so that all Voting Securities beneficially owned by it and its controlled affiliates shall be counted for the purpose of determining the presence of a quorum for the election of directors at such meetings, and (ii) it will, and will cause its controlled affiliates to, vote, or act by consent with respect to, all Voting Securities beneficially owned by it and its controlled affiliates (x) for the election of the nominees for the Company's Board of Directors nominated by Metropolitan, or its controlled affiliates, or such other nominees otherwise identified in writing by Metropolitan as being nominees for which Metropolitan will cast votes in favor ("Metropolitan Nominees"), and (y) for such other actions of stockholders as may be reasonably necessary or helpful to cause


                                        2



the election of the Metropolitan Nominees to the Company's Board of Directors at the earliest possible time (so long as such actions are not determined by each Stockholder, in good faith, to be injurious to the Stockholder or its controlled affiliates), including such amendments to the Company's by-laws or Certificate of Incorporation as may be proposed or supported by Metropolitan. In furtherance of the foregoing, Stockholder agrees that, upon request of Metropolitan, Stockholder will execute and deliver at Metropolitan's request and instructions, one or more proxies which may be used by Metropolitan to vote Stockholder's Voting Securities in the manner set forth herein. Other than the foregoing, there shall be no restrictions on the Stockholder's or Metropolitan's ability to vote any Voting Securities.

                (c) Scoggin, Inc. agrees to reimburse Metropolitan for its Equitable Portion (as defined below) of all legal, printing, solicitor, litigation and other expenses incurred in connection with this agreement or the nomination or election of the Metropolitan Nominees, such reimbursement to be made promptly following the request of Metropolitan as it may be made from time to time and upon presentation of reasonable documentation therefor. In the event reimbursement of such expenses is thereafter made to Metropolitan by the Company, then Metropolitan shall promptly, in turn, return to Scoggin, Inc. an Equitable Portion of any such reimbursed amounts received by Metropolitan. For purposes hereof, "Equitable Portion" shall mean such portion of expenses as may be determined, in the good faith judgment of Metropolitan, to be allocable to Scoggin, Inc. based upon the relative number of Voting Securities held by Scoggin, Inc. and its affiliates, as compared to the aggregate number of Voting Securities held by Metropolitan and its affiliates and any other party which may agree to share in the expenses arising out of the nomination and support of the Metropolitan Nominees. For purposes hereof, unless otherwise agreed expenses incurred by the Stockholders and their controlled affiliates for expenses of the type referred to above, in connection with this agreement or the nomination or election of the Metropolitan Nominees (and for which reasonable documentation is provided by Scoggin, Inc. to Metropolitan) shall be deemed incurred by Metropolitan and shall be shared by the parties as set forth herein.

         4. Acquisition of Voting Securities. Notwithstanding any other provision of this Agreement, any Voting Securities acquired by a Stockholder or its controlled affiliates, or Metropolitan or its controlled affiliates subsequent to the date hereof, and within the Term, shall automatically and without any action by any party hereto, be subject to the provisions of this Agreement.

         5. Certain Prohibited Actions. Other than in support of the Metropolitan Nominees, as contemplated by this Agreement, during the Term,
without  the  prior  written  consent  of  the  other,   Metropolitan   and  the
Stockholders will not, and will cause each of their respective controlled affiliates not to, singly or as part of a "group", directly or indirectly, through one or more intermediaries (i) make, support, or vote in favor of, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) with respect to the Voting Securities (including by the execution of actions by written consent), become a "participant" in any "election contest" (as such terms are defined or used in Rule 14A-11 under the Exchange Act) with respect to the Company or seek to advise or influence any person or entity with respect to the voting of any Voting Securities; (ii)


                                        3




initiate, propose, or participate in the solicitation of stockholders for the approval of, one or more stockholder proposals with respect to the Company in Rule 14A-8 under the Exchange Act or induce any other individual or entity to initiate any stockholder proposal relating to the Company; (iii) form, join, influence or participate in a "group", act in concert with any other person or entity or otherwise become a "person", for the purpose of acquiring, holding, voting or disposing of any Voting Securities or taking any other actions prohibited under this Section 5; (iv) act, alone or in concert with others (including by providing financing for another party), to seek or offer to control the Company (provided that actions of the Metropolitan Nominees on the Board pursuant to Section 3(a) shall not be deemed a violation of the foregoing); (v) deposit any Voting Securities in a voting trust or subject any Voting Securities to any arrangement or agreement with respect to the voting thereof; or (vi) disclose any intention, plan or arrangement inconsistent with the foregoing prohibitions or advise or assist any other person in connection with the foregoing prohibitions; provided, however, that nothing contained herein shall prohibit affiliates of Metropolitan or either Stockholder from publicly announcing their position as a stockholder or director with respect to any matter concerning the Company.

         6. Disposition of Voting Securities. During the Term, the Stockholder shall not, and shall cause its controlled affiliates not to, transfer any Voting Securities, whether by sale, assignment, pledge, encumbrance, gift, bequest, appointment or otherwise, unless the transferee of such Voting Securities agrees in writing to be bound by the provisions hereof, provided, however, that the Stockholders may sell an aggregate number of shares free from the restrictions hereof which is equal to the number of shares sold by Metropolitan and its controlled affiliates after the date hereof.

         7. Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by i t of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreement and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

         8. Amendment and Modification. This Agreement may be amended, modified and supplemented only by written agreement of Metropolitan and the Stockholder.

         9. Notices. All notices, requests, demands and other communications required or permitted hereunder shall be made in writing by hand delivery, registered first-class mail, telecopier or air courier guaranteeing overnight delivery:

                                        4





         (a)    If to Metropolitan:

                Metropolitan Capital Advisors, Inc.
                c/o Joseph F. Mazzella, Esq.
                Lane Altman & Owens LLP
                101 Federal Street
                Boston, MA 02110

or to such other person or address as Metropolitan shall furnish to the Stockholders in writing;


         (b)    If to the Stockholders:

                Scoggin, Inc.
                c/o David P. Levin, Esq.
                Kramer, Levin, Naftalis & Frankel
                919 Third Avenue
                New York, NY 10022

or to such other person or address as the Stockholder shall furnish to Metropolitan in writing.

         All such notices, requests, demands and other communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if sent by registered first-class mail; when receipt acknowledged, if telecopied; and on the next business day, if timely delivered to an air courier guaranteeing overnight delivery.

         10. Severability. In the event that any provision(s) of this Agreement shall be held illegal, invalid or unenforceable under applicable law, then such illegality, invalidity or unenforceability shall not affect any other provision(s) hereof and this Agreement shall remain in force and be effectuated as if such illegal, invalid or unenforceable provision is not part of this Agreement; provided, however, (i) if the deletion of any provision of this Agreement frustrates a material purpose or right of Metropolitan or the Stockholder, then Metropolitan or Stockholder may terminate this Agreement forthwith and without further liability or obligation and (ii) absent such frustration and to the extent legally possible, Metropolitan and the Stockholder shall seek in good faith alternate provisions or arrangements to achieve the same purposes as such provision.

         11. Successors; Assignment. This Agreement and all of the provisions hereof shall be binding and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors (including any successor by merger, reorganization, consolidation or other business combination) and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party.


                                        5



         12. Governing Law; Obligations. This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflicts of law doctrine. The parties hereto agree and acknowledge that they shall use reasonable efforts, in good faith, to comply with all applicable state and federal securities regulations with respect to the matters and transactions contemplated herein.

         13. Jurisdiction and Venue. The Stockholder and Metropolitan hereby agree that any suit, claim, action or proceeding relating to or arising under this Agreement shall be brought exclusively in a state court of New York, in the City of New York (a "New York Court"). Each of the Company, the Stockholder and Metropolitan hereby consents to personal jurisdiction in any such action brought in any such New York Court, consents to service of process upon it and waives any objection it may have to venue in any such New York Court or to any claim that any such New York Court is an inconvenient forum. The Stockholder and Metropolitan hereby waive trial by jury in any suit, claim, action or proceeding in any court relating to or arising under this Agreement. The Stockholder and Metropolitan confirm that the foregoing waiver is informed and freely made.

         14. Counterparts. This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

         15. Headings. The headings of the Sections of this Agreement are inserted for convenience only and shall not constitute a part hereof or affect in any way the meaning or interpretation of this Agreement.

         16. Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and supersede all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto.

         17. Third Parties. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or corporation, other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Agreement.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.


                                        6




METROPOLITAN CAPITAL ADVISORS, INC.              SCOGGIN, INC.


By:                                              By:
   -------------------------                         -------------------------

   -------------------------                         -------------------------
   Name and Title                                    Name and Title



                                                 SCOGGIN CAPITAL CO. I


                                                 By:
                                                     -------------------------
                                                     General Partner


                                        7